SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2024

(1)   Organization

SMBC Nikko Securities Canada, Ltd. (the "Company") was incorporated in British Columbia, Canada on June 1, 2018 and is registered with the U.S. Securities and Exchange Commission as a broker-dealer. The Company is established to underwrite and privately place Canadian securities on an economics only basis. The Company's functional currency is Canadian Dollar ("CAD"). These statement of financial dondition are presented in U.S. Dollar ("USD"). The Company does not and will not receive or maintain any customer funds or securities and thus is allowed to file an exemption report under SEC Release 34-70073, dated July 30, 2013.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Ontario Securities Commission and the Canadian Investment Regulatory Organization ("CIRO"), the Canadian national self-regulatory organization, as an Investment Dealer, and is subjected to the rules and regulations of these organizations.

The Company is a wholly-owned subsidiary of SMBC Nikko Securities America, Inc. ("Nikko America"). Nikko America is a registered broker-dealer incorporated in the United States and is a wholly-owned subsidiary of SMBC Americas Holdings, Inc. ("SMBC AH") effective October 1, 2024, after Nikko America repurchased its own shares from SMBC Nikko Securities, Inc ("SMBC-Nikko"), an affiliate of Nikko America. Prior to this, SMBC AH had 80% ownership and SMBC-Nikko had 20% ownership of Nikko America. SMBC AH is a wholly-owned U.S. subsidiary of Sumitomo Mitsui Banking Corporation ("SMBC") which is ultimately wholly-owned by Sumitomo Mitsui Financial Group ("SMFG"), a Japanese corporation.

(2)   Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's statement of financial condition have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The preparation of the statement of financial dondition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $24,303,929 as of December 31, 2024. The Company does not have any restricted cash as of December 31, 2024.

Foreign Currency

Assets and liabilities denominated in non-CAD currencies are remeasured into CAD equivalents using year-end spot foreign currency rates. For statement of financial condition preparation, the Company's balances are translated into USD in accordance with ASC 830, *Foreign Currency Matters*.

(3)   Related-Party Transactions

In the normal course of business the Company engages in transactions with its parent, Nikko America, which provides operational services to the Company and charges a fee pursuant to a Service Level

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2024

Agreement or gets reimbursement of dual employee expenses pursuant to Employee Reimbursement Agreement. In addition, Nikko America pays certain expenses on behalf of the Company, which the Company reimburses accordingly. The following amounts are related party transactions with Nikko America, which are included in the accompanying statement of financial dondition as of December 31, 2024:

Statement of Financial Condition

Liabilities:

Payable to Affiliates	$	724,874

(4)   Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740 which prescribes a recognition threshold and a measurement attribute for the statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. Under Canadian income tax calculation, the Company recognized deferred tax assets for the year ended December 31, 2024 amounting to $79,033.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets as of December 31, 2024 are as follows:

Foreign tax credit	79,033
Deferred tax assets, net	79,033

Although realization is not assured for the net deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings and, accordingly, has not recorded a valuation allowance as of December 31, 2024.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2024

The Company is open to examination both in the United States and Canada from 2021 and subsequent tax years. As of December 31, 2024, the Company has no uncertain tax positions.

Foreign currency translation adjustment under ASC 830, *Foreign Currency Matters* is not subject to income taxes at the stand-alone entity level.

(5)   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. The Company is required to maintain minimum net capital at the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2024, the Company's net capital was $22,038,026 which exceeded the required minimum by $21,938,026.

(6)   Segment Reporting

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its Chief Executive Officer as the CODM, who uses net income to evaluate the results of the business, plan and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), to make operational decisions while maintaining capital adequacy. These financial metrics are used by the CODM to determine the rate at which the Company should grow its business and enter into new business lines or products. The Company's operations constitute a single operating segment because the Company effects transactions in underwriting and placement services within Canada, and the CODM manages the business activities using information of the Company as a whole.

(7)   Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 26, 2025, and has concluded there are no events identified that require recognition or disclosure in the statement of financial condition.